Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of RHP Hotel Properties, LP and RHP Finance Corporation, the subsidiary issuers of Ryman Hospitality Properties, Inc., for the registration of their 5.00% Senior Notes due 2023 and to the incorporation by reference therein of our report dated February 26, 2015, with respect to the consolidated financial statements and schedule of Ryman Hospitality Properties, Inc. and to the incorporation by reference therein of our report dated February 26, 2015 with respect to the effectiveness of internal control over financial reporting of Ryman Hospitality Properties, Inc. as of December 31, 2014, included in its Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

August 7, 2015